PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 11

COMPUTATION OF PER SHARE EARNINGS
(Unaudited; dollars in millions except per share data)

	Three Months Ended
	March 31,

	2003	2002*

		(As Restated)
Loss before cumulative effect of accounting change	$(23.4)	(1.9)
Cumulative effect of accounting change (1)	8.4	(22.9)

Net loss	$(15.0)	(24.8)
Preferred stock dividends	(3.4)	—

Net loss applicable to common shares	$(18.4)	(24.8)

Basic:
Average number of common shares outstanding	88.6	78.5

Diluted:
Average number of common shares outstanding	88.6	78.5
Common stock equivalents — stock options	—	0.1
Common stock equivalents — restricted stock	0.4	0.2
Conversion of mandatory convertible preferred stock	5.0	—

Diluted average number of common shares outstanding (2)	94.0	78.8

Basic loss per share:
Loss before cumulative effect of accounting change	$(0.30)	(0.03)
Cumulative effect of accounting change(1)	0.09	(0.29)

Basic loss per share	$(0.21)	(0.32)

Diluted loss per share:
Loss before cumulative effect of accounting change	$(0.30)	(0.03)
Cumulative effect of accounting change(1)	0.09	(0.29)

Diluted loss per share (2)	$(0.21)	(0.32)

*	Refer to Note 2, Restatements, to the Consolidated Financial Information of this Form 10-Q.

(1)	The three months ended March 31, 2003, included adoption of SFAS No 143, “Accounting for Asset Retirement Obligations,” and the three months ended March 31, 2002, included adoption of SFAS No 142, “Goodwill and Other Intangible Assets.”

(2)	Diluted loss per share was anti-dilutive for the three months ended March 31, 2003 and 2002 Therefore, diluted loss per share for these periods is based on basic average number of shares outstanding.